                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                               ___________________


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a), AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                         (Amendment No.____________ )/1/

                            Westfield Financial, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   96008D 10 1
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Donald A. Williams
                      President and Chief Executive Officer
                            Westfield Financial, Inc.
                                 141 Elm Street
                         Westfield, Massachusetts 01581
                          Telephone No. (413) 568-1911
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 27, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)





     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
_____________

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------                            ------------------------
CUSIP No. 96008D 10 1                                     Page 2 of 8 Pages
--------------------------                            ------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Westfield Mutual Holding Company     EIN: Pending
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO - Acquired in corporate reorganization. -- See response to Item 3.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     7
      SHARES              5,607,400
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,607,400
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     10
       WITH               -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,607,400
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      53%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      HC
------------------------------------------------------------------------------

---------------------------                              -----------------------
CUSIP No. 96008D 10 1                                       Page 3 of 8 Pages
---------------------------                              -----------------------

     Item 1.    Security and Issuer

        The securities as to which this Schedule 13D (the "Schedule") relates are shares of common stock, par value $.01 per share (the "Common Stock"), of Westfield Financial Inc., a Massachusetts corporation (the "Company"), having its principal office at 141 Elm Street, Westfield, Massachusetts 01581.

     Item 2.    Identity and Background

        (a)-(c) This Schedule 13D is being filed by Westfield Mutual Holding Company, a Massachusetts-chartered mutual holding company (the "MHC"). The MHC's principal business is holding 53% of the Common Stock of the Company and indirectly controlling Westfield Bank (the "Bank"). The business address of the MHC is 141 Elm Street, Westfield, Massachusetts 01581.

        The following information is being provided with respect to each executive officer and director of the MHC (the "Insiders").


     Name                        Principal Occupation or Employment
     ----                        ----------------------------------

     Victor J. Carra             Director of the Bank and the Company. A trustee
                                 of the MHC. Executive Vice President of the Bank and the Company.

     David C. Colton, Jr.        Director of the Bank and the Company. A trustee
                                 of the MHC. Owner and operator of The Colton
                                 Agency, Inc., an insurance agency.

     Robert T. Crowley, Jr.      Director of the Bank and the Company. A trustee
                                 of the MHC. Certified Public Accountant and partner in the accounting firm of Downey, Sweeney, Fitzgerald & Co., P.C.

     James C. Hagan              Vice President and Commercial Loan Department
                                 Manager of the Bank.

     Thomas J. Howard            Director of the Bank and the Company. A trustee
                                 of the MHC. A retired Assistant Treasurer,
                                 Treasurer, Vice President and Executive Vice
                                 President of the Bank.

     Michael J. Janosco, Jr.     Chief Financial Officer and Treasurer of the
                                 Bank and the Company.

     Rebecca S. Kozaczka         Vice President and Residential Loan Officer of
                                 the Bank.

     Harry C. Lane               Director of the Bank and the Company. A trustee
                                 of the MHC. President of John S. Lane & Son,
                                 Inc., a quarry and asphalt company.

     Deborah J. McCarthy         Vice President and Operations Department
                                 Manager of the Bank.


     William H. McClure          Director of the Bank and the Company. A trustee
                                 of the MHC. President of McClure Insurance
                                 Agency, Inc.

--------------------------                            --------------------------
 CUSIP No. 96008D 10 1                                     Page 4 of 8 Pages
--------------------------                            --------------------------


     Name                            Principal Occupation or Employment
     ----                            ----------------------------------

     Mary C. O'Neil                  Director of the Bank and the Company. A
                                     trustee of the MHC. Director of Development and Marketing at Noble Health Systems.

     Richard C. Placek               Director of the Bank and the Company. A
                                     trustee of the MHC. President of Commercial
                                     Distributing Company.

     Paul R. Pohl                    Director of the Bank and the Company. A
                                     trustee of the MHC. President and Owner of Chemi-Graphic, Inc., a machinery labeling company.

     Charles E. Sullivan             Director of the Bank and the Company. A
                                     trustee of the MHC. President of Charles E.
                                     Sullivan C.P.A., Inc., a public accounting firm.

     Thomas C. Sullivan              Director of the Bank and the Company. A
                                     trustee of the MHC. A retired President and Chief Operating Officer of Sullivan Paper
                                     Co., Inc.

     Donald A. Williams              President and Chief Executive Officer of
                                     the Bank, the Company and the MHC. Director of the Bank and the Company. A trustee of the MHC.

     (d) During the last five years, neither the MHC nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither the MHC nor any of the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the Insiders are U.S. citizens. The MHC is a Massachusetts corporation.

Item 3.  Source and Amount of Funds or Other Consideration

     On December 27, 2001, the MHC consummated its reorganization and a related minority stock issuance by the Company of an aggregate of 10,580,000 shares of the Company's common stock, par value $0.01 per share (the "Common Stock") in accordance with a Plan of Reorganization and Minority Stock Issuance (the "Plan"), as amended, which was adopted by the Board of Trustees of the MHC and the Board of Directors of the Bank on June 19, 2001. Pursuant to the Plan, (i) the MHC established the Company as a majority-owned subsidiary; (ii) the MHC transferred all of its assets and liabilities to the Company, including all of the stock of the Bank, but excluding approximately $100,000 cash, and the Bank became a wholly owned subsidiary of the Company.

--------------------------                            --------------------------
 CUSIP No. 96008D 10 1                                     Page 5 of 8 Pages
--------------------------                            --------------------------

     In connection with the reorganization, the Company sold 4,972,600 shares of its Common Stock at $10.00 per share to the public and issued 5,607,400 shares of such Common Stock to the MHC. The funds to purchase the Company's shares originated from the transfer of certain investment securities of the MHC and the Bank's assets and assumption of the Bank's liabilities by the Company in exchange for 53% of the Common Stock of the Company.

Item 4.  Purpose of Transaction

     The reorganization was intended to provide an additional source of capital to allow the Bank, the Company and the MHC to better serve the needs of the Bank's local community through: increased lending to support continued growth in the Bank's commercial loan portfolio, opening or acquiring additional branch offices; financing acquisitions of other financial institutions or other businesses related to banking, although no mergers or acquisitions are planned at the present time; and expanding the financial products and services currently offered by the Bank. The reorganization was also intended to provide capital to the Company in order to allow it to: finance acquisitions of other financial institutions or other businesses related to banking; pay dividends to stockholders; repurchase shares of its Common Stock issued to the public; and use for other general corporate purposes.

     The mutual holding company corporate structure will also better position the Bank to compete with other financial institutions and to take advantage of business opportunities. By issuing only a minority of Company's Common Stock to the public, the organization preserves its ability to remain an independent community-oriented organization.

     Although the MHC and Insiders intend to exercise their rights as stockholders, they do not currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any change in the Company's articles of organization, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

--------------------------                            --------------------------
 CUSIP No. 96008D 10 1                                     Page 6 of 8 Pages
--------------------------                            --------------------------

Item 5.  Interest in Securities of the Issuer

     (a-b) The MHC beneficially owns (with sole voting and dispositive power) an aggregate of 5,607,400 shares of Common Stock or 53.0% of the 10,580,000 shares of Common Stock issued and outstanding on December 27, 2001. The Insiders individually have the sole power to vote and the sole power to dispose of the shares of Common Stock owned by them, except as otherwise indicated. The following information is provided with respect to the Insiders as of December 27, 2001:


                                          Number of Shares        Percent of
                                            Directly and      Outstanding Shares
            Name                         Beneficially Owned     of Common Stock
--------------------------------------------------------------------------------
     Victor J. Carra                           21,490 (1)             *

     David C. Colton, Jr.                       2,443 (2)             *

     Robert T. Crowley, Jr.                     2,500 (3)             *

     James C. Hagan                             1,048 (4)             *

     Thomas J. Howard                             500 (5)             *

     Michael J. Janosco, Jr.                   19,721 (6)             *

     Rebecca S. Kozaczka                          962 (7)             *

     Harry C. Lane                                 --                 *

     Deborah J. McCarthy                        1,175 (8)             *

     William H. McClure                         3,000 (9)             *

     Mary C. O'Neil                               500 (10)            *

     Richard C. Placek                          5,000 (11)            *

     Paul R. Pohl                               9,996 (12)            *

     Charles E. Sullivan                        1,500                 *

     Thomas C. Sullivan                        30,000                 *

     Donald A. Williams                        30,300 (13)            *
__________________________
*    Less than 1% of the total outstanding shares of Common Stock.
(1) Includes 13,370 shares held in the Westfield Bank 401(k) plan, 690 shares held in an IRA for the benefit of Mr. Carra's spouse, 830 shares held in an IRA for the benefit of Mr. Carra, and 6,600 held jointly with Mr. Carra's spouse.
(2) Includes 1,272 shares held in an IRA for the benfit of Mr. Colton's spouse, 671 shares held in an IRA for the benefit of Mr. Colton, and 500 shares held jointly with Mr. Colton's spouse.
(3)  Includes 2,500 shares held jointly with Mr. Crowley's spouse.
(4)  Includes 1,048 shares held in the Westfield Bank 401(k) plan.
(5) Includes 500 shares held by the Thomas J. Howard Revocable Trust for which Mr. Howard and his spouse serve as trustees.

---------------------------                          ---------------------------
   CUSIP No. 96008D 10 1                                 Page 7 of 8 Pages
---------------------------                          -------------------------

  (6) Includes 16,000 shares held jointly with Mr. Janosco's spouse, and 3,721 shares held in an IRA for the benefit of Mr. Janosco.

  (7)  Includes 962 shares held in the Westfield Bank 401(k).

  (8) Includes 150 shares held as custodian for Ms. McCarthy's minor children and 1,000 shares held jointly with Ms. McCarthy's spouse.

  (9)  Includes 3,000 shares held jointly with Mr. McClure's spouse.

  (10) Includes 500 shares held jointly with Ms. O'Neil's spouse.

  (11) Includes 2,500 shares held by of Mr. Placek's spouse.

  (12) Includes 9,996 shares held jointly with Mr. Pohl's spouse.

  (13) Includes 20,000 shares held jointly with Mr. Williams' spouse, 5,100 shares held in an IRA for the benefit of Mr. Williams, and 5,200 shares held in an IRA for the benefit of Mr. Williams' spouse.

       (c) Not applicable.

       (d) No person or entity other than the MHC has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the v of the shares of the MHC's Common Stock reported in this schedule.

       (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       As of the date of this Schedule 13D, neither the MHC nor any of the Insiders is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among themselves or with any other person or persons with respect to the Common Stock, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.    Material Required to Be Filed as Exhibits

       None.

---------------------------                          ---------------------------
   CUSIP No. 96008D 10 1                                 Page 8 of 8 Pages
---------------------------                          -------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        WESTFIELD MUTUAL HOLDING COMPANY

                                   By:  /s/ Donald A. Williams
                                        -------------------------------------
                                        Donald A. Williams
                                        President and Chief Executive Officer

January 7, 2002